FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official Notice dated December 21, 2006, regarding an increase in Repsol YPF’s interim dividend payment of 20% for 2006.

Item 1

Official Notice

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, December 21, 2006

Nº of pages: 1

In line with the dividend policy announced by Antonio Brufau

REPSOL YPF INCREASES ITS INTERIM DIVIDEND

PAYMENT BY 20% FOR 2006

Yesterday, Repsol YPF’s Board of Directors agreed on a pre-tax interim dividend of 0.36 euros per share for 2006. The interim dividend will be transferred to the Depositary, Bank of New York, on January 11th 2007. Owners of records of ADS´s at the closing of business of January 10th 2007 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on January 22nd 2007.

This amount represents an increase of 20% in respect to the 2005 interim dividend, and is in line with the company’s strategic plan, which includes an annual double digit increase in dividends.

Antonio Brufau, Chairman of Repsol YPF, pointed out to the Board of Directors the company’s goal of continuing the increase of the dividends in a stable and significant manner.

DIVIDEND PER SHARE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 20, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer